FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 19, 2005

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Share buyback announcement dated October 19, 2005
2.	Share buyback announcement dated October 20, 2005
3.	Share buyback announcement dated October 21, 2005
4.	Share buyback announcement dated October 24, 2005
5.	Share buyback announcement dated October 26, 2005
6.	Share buyback announcement dated October 27, 2005
7.	Share buyback announcement dated October 28, 2005
8.	Share buyback announcement dated October 31, 2005
9.	Share buyback announcement dated November 1, 2005
10.	Share buyback announcement dated November 2, 2005
11.	Share buyback announcement dated November 3, 2005
12.	Share buyback announcement dated November 7, 2005
13.	Share buyback announcement dated November 8, 2005
14.	Share buyback announcement dated November 9, 2005
15.	Share buyback announcement dated November 10, 2005
16.	Share buyback announcement dated November 11, 2005
17.	Share buyback announcement dated November 16, 2005
18.	Share buyback announcement dated November 18, 2005
19.	Share buyback announcement dated November 22, 2005
20.	Share buyback announcement dated November 24, 2005
21.	Share buyback announcement dated November 25, 2005
22.	Share buyback announcement dated November 28, 2005
23.	Share buyback announcement dated November 29, 2005
24.	Share buyback announcement dated November 30, 2005
25.	Share buyback announcement dated December 1, 2005
26.	Share buyback announcement dated December 2, 2005

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	December 5, 2005
ARM HOLDINGS PLC.

By: /s/ Tim Score

Name: Tim Score
Title: Chief Financial Officer

Item 1.

ARM Holdings plc (the 'Company')

Transaction in Own Shares

The Company announces that on 19 October 2005 it purchased 1,000,000 of its ordinary shares through Hoare Govett Limited at a price of 101.952 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, the Company holds 5,600,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,381,366,485.

Item 2.

ARM Holdings plc (the 'Company')

Transaction in Own Shares

The Company announces that on 20 October 2005 it purchased 200,000 of its ordinary shares through Hoare Govett Limited at a price of 105.95 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, the Company holds 5,800,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,380,222,680.

Item 3.

ARM Holdings plc (the 'Company')

Transaction in Own Shares

The Company announces that on 21 October 2005 it purchased 250,000 of its ordinary shares through Hoare Govett Limited at a price of 107.538 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, the Company holds 6,050,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,379,972,680.

Item 4.

ARM Holdings plc (the 'Company')

Transaction in Own Shares

The Company announces that on 24 October 2005 it purchased 200,000 of its ordinary shares through Hoare Govett Limited at a price of 107.9 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, the Company holds 6,250,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,379,772,680.

Item 5.

ARM Holdings plc (the 'Company')

Transaction in Own Shares

The Company announces that on 26 October 2005 it purchased 150,000 of its ordinary shares through Hoare Govett Limited at a price of 106.625 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, the Company holds 6,551,277 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,379,551,403.

Item 6.

ARM Holdings plc (the 'Company')

Transaction in Own Shares

The Company announces that on 27 October 2005 it purchased 400,000 of its ordinary shares through Hoare Govett Limited at a price of 105.4 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, the Company holds 6,946,574 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,379,556,106.

Item 7.

ARM Holdings plc (the 'Company')

Transaction in Own Shares

The Company announces that on 28 October 2005 it purchased 750,000 of its ordinary shares through Hoare Govett Limited at a price of 104.15 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, the Company holds 7,648,574 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,378,454,106.

Item 8.

ARM Holdings plc (the 'Company')

Transaction in Own Shares

The Company announces that on 31 October 2005 it purchased 200,000 of its ordinary shares through Hoare Govett Limited at a price of 107.74 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, the Company holds 7,837,335 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,378,314,068.

Item 9.

ARM Holdings plc (the 'Company')

Transaction in Own Shares

The Company announces that on 01 November 2005 it purchased 250,000 of its ordinary shares through Hoare Govett Limited at a price of 109.45 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, the Company holds 8,087,335 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,378,064,068.

Item 10.

ARM Holdings plc (the 'Company')

Transaction in Own Shares

The Company announces that on 02 November 2005 it purchased 150,000 of its ordinary shares through Hoare Govett Limited at a price of 109.1 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, the Company holds 8,227,335 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,377,875,345.

Item 11.

ARM Holdings plc (the 'Company')

Transaction in Own Shares

The Company announces that on 03 November 2005 it purchased 50,000 of its ordinary shares through Hoare Govett Limited at a price of 111.75 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, the Company holds 8,277,335 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,377,825,345.

Item 12.

ARM Holdings plc (the 'Company')

Transaction in Own Shares

The Company announces that on 07 November 2005 it purchased 100,000 of its ordinary shares through Hoare Govett Limited at a price of 115.125 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, the Company holds 8,370,932 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,377,731,748.

Item 13.

ARM Holdings plc (the 'Company')

Transaction in Own Shares

The Company announces that on 08 November 2005 it purchased 200,000 of its ordinary shares through Hoare Govett Limited at a price of 117.5 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, the Company holds 8,570,932 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,377,531,748.

Item 14.

ARM Holdings plc (the 'Company')

Transaction in Own Shares

The Company announces that on 09 November 2005 it purchased 200,000 of its ordinary shares through Hoare Govett Limited at a price of 117.156 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, the Company holds 8,745,932 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,377,356,748.

Item 15.

ARM Holdings plc (the 'Company')

Transaction in Own Shares

The Company announces that on 10 November 2005 it purchased 200,000 of its ordinary shares through Hoare Govett Limited at a price of 116.75 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, the Company holds 8,927,699 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,377,174,981.

Item 16.

ARM Holdings plc (the 'Company')

Transaction in Own Shares

The Company announces that on 11 November 2005 it purchased 200,000 of its ordinary shares through Hoare Govett Limited at a price of 118.25 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, the Company holds 9,118,654 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,376,984,026.

Item 17.

ARM Holdings plc (the 'Company')

Transaction in Own Shares

The Company announces that on 16 November 2005 it purchased 300,000 of its ordinary shares through Hoare Govett Limited at a price of 119.2792 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, the Company holds 9,546,553 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,376,556,127.

Item 18.

ARM Holdings plc (the 'Company')

Transaction in Own Shares

The Company announces that on 18 November 2005 it purchased 330,000 of its ordinary shares through Morgan Stanley at a price of 120.4298 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, the Company holds 10,076,553 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,376,026,127.

Item 19.

ARM Holdings plc (the 'Company')

Transaction in Own Shares

The Company announces that on 22nd November 2005 it purchased 200,000 of its ordinary shares through Morgan Stanley at a price of 120.1094 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, the Company holds 10,210,333 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,375,892,347.

Item 20.

ARM Holdings plc (the 'Company')

Transaction in Own Shares

The Company announces that on 24th November 2005 it purchased 200,000 of its ordinary shares through Morgan Stanley at a price of 121.1836 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, the Company holds 10,568,522 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,375,516,158.

Item 21.

ARM Holdings plc (the 'Company')

Transaction in Own Shares

The Company announces that on 25th November 2005 it purchased 275,000 of its ordinary shares through Morgan Stanley at a price of 120.9801 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, the Company holds 10,861,522 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,375,241,158.

Item 22.

ARM Holdings plc (the 'Company')

Transaction in Own Shares

The Company announces that on 28th November 2005 it purchased 200,000 of its ordinary shares through Morgan Stanley at a price of 121.6628 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, the Company holds 10,999,522 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,375,103,158.

Item 23.

ARM Holdings plc (the 'Company')

Transaction in Own Shares

The Company announces that on 29th November 2005 it purchased 300,000 of its ordinary shares through Morgan Stanley at a price of 120.5934 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, the Company holds 11,165,666 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,374,937,014.

Item 24.

ARM Holdings plc (the 'Company')

Transaction in Own Shares

The Company announces that on 30th November 2005 it purchased 200,000 of its ordinary shares through Morgan Stanley at a price of 121.5191 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, the Company holds 11,365,666 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,374,737,014.

Item 25.

ARM Holdings plc (the 'Company')

Transaction in Own Shares

The Company announces that on 1st December 2005 it purchased 100,000 of its ordinary shares through Morgan Stanley at a price of 123.4559 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, the Company holds 11,465,666 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,374,637,014.

Item 26.

ARM Holdings plc (the 'Company')

Transaction in Own Shares

The Company announces that on 2nd December 2005 it purchased 68,000 of its ordinary shares through Morgan Stanley at a price of 124.6887 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, the Company holds 11,492,668 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,374,610,012.